December 13, 2007

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:                            Citigroup Inc.

Definitive 14A

Filed March 13, 2007

File No. 01-9924

Dear Mr. Windsor:

We are responding to your letter, dated September 26, 2007, to Mr. Charles Prince (the “Letter”) regarding the executive compensation disclosure in the above-referenced proxy statement filed by Citigroup Inc. (“Citi”). As described in our correspondence to you dated October 24, 2007, we appreciate the extended deadline, from October 26, 2007 to December 14, 2007, for a written response to the Letter.

Set forth below is Citi’s response to the comments made in the Letter, with the comments repeated in italics for your convenience. The page numbers are your references in the Letter to pages in Citi’s 2007 proxy statement.

Certain Transactions and Relationships, page 10

1.               Please indicate that loans that Officers and Directors have with Citigroup’s banking subsidiaries were on the same terms, including interest rates and collateral, as those prevailing for other persons not related to the lender, or provide the information required by Item 404(a). Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

As disclosed on page 12 of the proxy statement, all loans to Directors and Officers of Citi were made in the ordinary course of business and are on the same terms that prevailed at the time for comparable transactions with other persons. Citi confirms that the term “with other persons” includes “persons not related to the lender.”  In future filings, we will revise our statement to read as follows: “The transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, that prevailed at the time for comparable transactions with other persons not related to the lender and did not involve more than the normal risk of collectibility or present other unfavorable features.”

Committees of the Board of Directors; Personnel and Compensation Committee, page 27

2.              Please discuss the Compensation Committee’s engagement of outside advisors. In particular, please discuss the material elements of the instructions given to the consultants and the nature and scope of the advisor’s assignments. Please refer to Item 407(e)(3) of Regulation S-K.

Citi believes that text on pages 27 and 38 discloses the material elements of the instructions actually given to consultants regarding 2006 compensation and the actual nature and scope of the assignments, as the instructions given to the consultants were general and nonspecific so as not to interfere with the professional judgment of the consultants. If, in future years, the Personnel and Compensation Committee (the “Committee”) gives consultants more specific written instructions, Citi would consider providing additional disclosure.

Compensation Discussion and Analysis, page 36

3.              You discuss the measures of corporate performance which the Compensation Committee considers in making grants of equity and non-equity compensation to the named executive officers. It appears that Citigroup met most if not all of the performance targets that the Committee considered in making grants under the incentive plan and yet the awards paid for that performance were less than the maximum award available. Please disclose the relevant factors that the Committee considered, including any discretion that the Committee exercised in determining the size of the awards made to the named executives, and how those factors affected the awards made under the program. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v, vi and vii).

We believe that Citi complied with Items 402(b)(1)(v) and 402(b)(2)(v, vi and vii) through the discussion of the “Process for determining executive officer compensation” appearing on pages 38 through 40. The factors considered by the Committee were disclosed, along with performance against those measures. Quantitative and qualitative factors other than Citi performance against targets are considered by the Committee when determining the amounts of the incentive awards. While it is true that significant progress was made against many Citi-wide performance goals (as stated in the Senior Executive Compensation Guidelines), individual compensation awards were also benchmarked against peers and individual performance measures and pay history were taken into account. This process, pursuant to which the Committee exercised its judgment in making individual awards, is disclosed on pages 38 through 40.

Accordingly, Citi believes that it disclosed the factors considered by the Committee and how those factors affected the incentive awards, and in future proxy statements, will continue to do so in accordance with SEC requirements. Nonetheless, where appropriate, Citi will supplement disclosure in future filings to more clearly relate the discussion of Citi’s performance under the Senior Executive Compensation Guidelines to factors that the Committee considered in making individual awards to the named executives.

4.              There appear to be material differences in the compensation packages for Mr. Prince, Mr. Rubin and Mr. Druskin, which are significantly higher than the amounts paid to the other named executive officers. Please discuss any material differences in the compensation programs for the different named executives and discuss the reasons for material differences in the pay amounts of the various named executive officers. Please refer to Section II(b)(1) of Commission Release 33-8732A and also refer to Item 402(b)(2)(viii) of Regulation S-K.

Citi would like to emphasize that no differences in compensation programs were disclosed because, as disclosed on pages 36 through 38 under the discussion of the elements of compensation, the programs are generally the same for all named executive officers.

The material differences in compensation largely result from the exercise of Committee discretion, taking into account the performance criteria disclosed in detail on page 39. As mentioned on page 38, the Committee exercises a significant degree of discretion in awarding compensation, eschewing formulaic approaches:

Accordingly, each named executive officer’s incentive and retention compensation was determined using a balanced approach that considered, in the context of a competitive marketplace, factors contributing to the financial performance of Citigroup and the executive’s individual leadership.

This non-formulaic approach can lead to significant differences in individual awards, as the Committee must take into account the “competitive marketplace” for individuals with widely differing job responsibilities at Citi, length of service at Citi, sizes of the business for which they are responsible, and tenure in the financial services industry.

It should be noted that the differences in the compensation paid to the named executive officers as shown on the Summary Compensation Table were attributable in significant part to the difference in value between the equity awards made by the Committee at fair value and the FAS 123R values of the awards as required to be shown on that Table. Please compare the total awards shown on page 40 to the totals in the Summary Compensation Table on page 44. The reasons for this element of the difference in compensation among the named executive officers are detailed in the alternative presentation of the equity awards appearing on pages 40 through 42; the difference in large part results from the differences in age and service among the executives, which lead to differing approaches to amortizing awards under FAS 123R. Citi developed this exceptionally detailed alternative presentation, which we believe to be unique among major company disclosure, primarily to address the issue raised in this comment.

Accordingly, Citi believes that it disclosed the reasons for the differences in compensation among the named executives in its 2007 proxy statement, and in future proxy statements, will continue to do so in accordance with SEC requirements.

Benchmarking, page 38

5.              You discuss the peer companies whose compensation programs the Committee considers in evaluating compensation and corporate performance of the named executive officers. Please discuss, in greater detail, how the Committee uses the information from the benchmarked companies, including any instance the information regarding the performance or pay practices of the peer group directly affected the Committee’s compensation award determination for the named executive officers.

We reviewed the Committee’s approach to awarding compensation for 2006, and continue to believe the material uses of the benchmarking information obtained by the Committee were disclosed. For purposes of benchmarking compensation as described in its 2007 proxy statement, Citi compared the total compensation of its named executive officers against the median level for peer companies for 2006, as described on page 38. The performance and pay practices of the peer group did not directly affect the Committee’s compensation award determination for the named executive officers (in the way, for example, that individual or company performance factors did). Rather, they served as background information for the judgments made by the Committee, and as such, were properly reflected in the discussion in the proxy statement.

In future disclosure, Citi will similarly disclose how the Committee uses the information from the benchmarked companies, and where the performance and pay practices of the peer group do not directly affect or determine the Committee’s compensation award to any named executive officer, the disclosure will so state.

Awards Made By Committee, page 40

6.              Please clarify how the Committee valued the stock awards that are discussed in your alternative presentation. For example, do these values represent the grant date fair value of the awards?

As disclosed on page 42 of the proxy statement, the Committee used the grant date fair value as the value of the awards. In future proxy statements, this disclosure will appear earlier in the alternative presentation discussion, as necessary to clarify the Committee’s approach to the awards.

7.              You disclose that the Compensation Committee did not consider the value of the reload stock options as compensation for 2006. Please explain why the Committee does not view reload options as compensation.

The alternative presentation does not express a general view on whether reload options should be reflected as compensation. Rather, the alternative presentation discloses that the Committee does not view stock options granted as a result of the exercise of a reload option granted in a prior year as compensation awarded by the Committee for the year in which the reload option was exercised. Such a grant is not a discretionary award; rather, the grant is made pursuant to the terms of a previously granted reload option. The grant upon exercise is a pre-existing contractual obligation of Citi, is automatic in all respects and requires no decisions on behalf of Citi or the Committee. Accordingly, it is not appropriately viewed as compensation awarded by the Committee for the year of exercise.

The disclosure focuses on what management believes is the most important feature of Citi’s approach to reloads. The existence of these reload options is not taken into account when making decisions concerning current year compensation of the named executive officers, as such decisions are based on current year performance. Citi has not granted new stock options with the reload feature since 2003, and under the terms of the 1999 Stock Incentive

Plan as amended in 2005, cannot grant new options with a reload feature under the terms of that Plan. There are stock options granted prior to 2003 with reload rights that are still outstanding, and these options reflect compensation decisions made in prior years.

Potential Payments Upon Termination or Change in Control, page 57

8.              On page 60, you discuss the effect of a change in control on the named executives’ equity compensation, through the provisions of Citigroup’s equity compensation plans. Please revise this section to describe the events which would give rise to the change in control provisions of these plans. Also, since one of the possible actions which the Committee could choose in the event of a change in control would be acceleration of vesting, please quantitatively value the effect of an acceleration of vesting upon the equity payments available to the named executives. Please refer to Item 402(j) of Regulation S-K and to Section II(C)(1)(c) of Release 33-8732.

In future disclosure, Citi will remove the cross-reference to the terms of the equity plans and provide a plain English summary of the definition of “change in control” appearing in the plans.

As disclosed on page 60, the quantitative value of the acceleration of vesting of the equity awards is disclosed in the Outstanding Awards at Fiscal Year-End Table. The response to Comment 9 below explains why this cross-reference is appropriate.

9.              You refer the reader back to the Outstanding Equity Awards at Year End table to determine the amount of options which will vest on schedule for named executives who meet the Rule of 75 and the Rule of 60. While Item 402(j) of Regulation S-K permits companies to refer to the Pension and Deferred Compensation tables, it is silent as to references to the Outstanding Equity Awards table. Provide a quantitative valuation of the restricted shares which will vest upon the termination of the named executives.

Throughout the discussion of Potential Payments Upon Termination or Change in Control, quantitative values that are required to be disclosed in Citi’s proxy statement were disclosed through cross-references to the Outstanding Equity Awards at Year-End Table whenever such values were shown there. Citi adopted this presentation approach in order to aid investor understanding of its compensation programs by underscoring the fact that post-termination payments promised to Citi executives generally are equity awards previously disclosed for prior years’ services. They are not new awards or payments granted solely to protect the executive in the event of termination or change in control. The alternative approach, in which the numbers would be set forth a second time, would likely cause investor confusion about whether these amounts were the same as, or in addition to, the amounts set forth in the Outstanding Equity Awards at Year-End table. Furthermore, the terms of post-termination or change in control payments to Citi executives are completely unlike “golden parachutes” or other promises that may be made to executives that would not be paid in the absence of a change in control and that are a primary focus of investor concern. Accordingly, presenting the information through a clear and simple cross-reference as Citi has done, rather than through repetition of the same data in two places, is consistent with principles-based disclosure and the desire for short and understandable presentation approaches. It also highlights the substantive distinction between payments that would be made in any event without a change in control, as compared to parachute payments that are only payable as a result of a change in control.

With regard to the silence in the rules regarding cross-references to the Outstanding Equity Awards at Year-End Table, Citi strongly believes that the post-termination and change in control provisions of its equity plans are exactly like the vesting and payment provisions of pension benefits and deferred compensation. With pension accruals, deferred compensation and Citi’s equity awards, the compensation at issue is awarded in respect of a particular year’s services, but payment is not fully settled until a future year. We believe that it is the reason that there are separate tables in the proxy statement for each of the three types of type of compensation – because explanations of the deferred compensation are needed to understand the current year compensation picture. We believe that payments quantified in the post-termination and change in control sections would generally be expected to be compensation that is not otherwise disclosed in the proxy. Citi was mindful of the cross-references permitted by Item 402(j) in drafting this section of the proxy statement, and continues to believe that the Item permits cross-references to the Outstanding Equity Awards at Year-End Table.

We note also that the Rule of 60 and Rule of 75 provisions of Citi’s equity awards are analogous to common provisions of retirement benefit plans. The consequences for vested and unvested awards of employment termination in different circumstances (such as for example, voluntary or involuntary retirement) under Citi’s equity plans are basically the same as the consequences under typical retiree benefit plans, and are different than the consequences under typical severance arrangements. A Rule of 60 in fact is used as a measure of eligibility under Citi’s broad based retiree medical programs; Citi employees are eligible for retiree medical benefits if they terminate after attaining either age 55 with five years of service or age 50 with 10 years of service.

Accordingly, for all of the foregoing reasons, Citi believes that it should not be required to provide a quantitative valuation of the equity awards which will vest upon the termination of the named executives in the Potential Payments section when such quantitative values are disclosed elsewhere in the proxy statement.

10.       Please discuss and explain how the company arrived at the structure of the change in control and any other agreements or policies which govern post-termination payments. In particular, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

Citi believes that Compensation Discussion and Analysis and the Potential Payments upon Termination or Change in Control sections of the proxy statement already disclose the information requested in this comment. The Company’s policies with respect to structuring change in control and employment agreements are discussed on pages 43, 57-58 and 60 of the proxy statement.

One of the principal purposes of making equity awards granted to employees subject to vesting conditions is to retain the employees for the duration of the vesting period. Citi believes that retaining employees relates directly to the enhancement of stockholder value (see page 40). However, when an employee is no longer able to continue active employment with Citi due to death, disability, or involuntary termination other than for gross misconduct, or retires after satisfying certain age and service rules, the Committee believes that it is appropriate to vest all or a portion of the employee’s equity awards because the principal purpose of retention is no longer served by the continued imposition of vesting conditions. We also note that the Committee recognizes that employees have come to expect that incentive awards will vest in certain circumstances, such as those described above, and the Committee believes that the inclusion of these provisions in Citi’s equity incentive programs is necessary to attract and retain talented employees in a highly competitive marketplace.

All of the named executive officers participate in the Company’s Capital Accumulation Program (“CAP”) and Management Stock Option Program (“MSOP”), which are broad-based equity incentive programs approved by the Committee that provide for accelerated vesting upon certain standard termination events, such as death, disability, or involuntary termination other than for gross misconduct. Unless a named executive officer has an employment agreement that provides otherwise, the terms of the equity awards granted to each of the named executive officers (with the exception of the retention award granted to Mr. Prince on July 15, 2003) are the same as those contained in the awards made to all other participants in CAP and MSOP. (For a discussion of the impact of CAP’s and MSOP’s accelerated vesting provisions on each named executive officer’s equity awards, see pages 57-62.)  With respect to negotiated agreements, only Mr. Rubin and Mr. Volk have employment agreements, the material terms of which are described on pages 60-62. The Company believes Mr. Rubin’s and Mr. Volk’s employment agreements are consistent with its philosophy with respect to employment agreements (see pages 43 and 57). All other payments due the named executive officers in connection with a change in control or upon termination of employment are described on page 62.

Finally, although the Committee does survey certain peer competitor companies in setting the individual pay levels of the named executive officers (see page 38), the terms of the executives’ CAP awards are standardized and there have been no significant changes to the program over the last several years. As part of its ongoing activities, the Committee periodically reviews the terms of CAP in light of the equity incentive programs offered by peer competitor companies, but any changes made to the program would apply to all participants, including the named executive officers.

Accordingly, the terms of these post-employment payments are generally not the result of negotiations or benchmarking against peer companies. Rather, to summarize the discussion above and in the proxy, they result primarily from a judgment by the Committee that the design serves Citi’s needs. Therefore, Citi believes that no significant disclosure regarding benchmarking or peers is appropriate in connection with the disclosure of such payments.

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As requested in the Letter, Citi acknowledges that:

•                 Citi is responsible for the adequacy and accuracy of the disclosure in its proxy statement;

•                 Staff comments or changes to disclosure in response to comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the proxy statement; and

•                 Citi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we appreciate having the opportunity to respond to your request in writing. Should you have any additional questions, please do not hesitate to contact me or Pamela Scott, General Counsel, Human Resources, at 212-793-1573 or Shelley Dropkin, General Counsel, Corporate Governance, at 212-793-7396.

Sincerely,

Michael S. Helfer

General Counsel

cc:                                Vikram Pandit, CEO

Alain J.P. Belda, Lead Director

Richard D. Parsons, Chairman, Personnel and Compensation Committee